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SEC[URITIES AND EXCHANGE CO]MMISSION

08033106

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

NOV 2 6 2008

Washington, DC
112

SEC FILE NUMBER
8-29504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-07 AND ENDING 09-30-08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Templeton Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue
(No. and Street)

New York NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650) 525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center San Francisco CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 8 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (~~or affirmed~~) before me on
This 21 day of November, 2008
By Michael John Corcoran
~~Personally known to me or~~ proved to me on the basis of
Satisfactory evidence to be the person(s) who appeared before me

DELFINA A. KLEIN
Commission # 1714320
Notary Public - California
San Mateo County
MyComm. Expires Jan 8, 2011

Notary Public 11/21/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Franklin Templeton Financial Services Corp.

Report on Audit of Financial Condition as of the fiscal year ended September 30, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Franklin Templeton Financial Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (the "Company") as of September 30, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 21, 2008

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
As of the Fiscal Year Ended September 30, 2008

Assets	
Cash and cash equivalents	$ 2,320,151
Commissions receivable	24,054
Deposits, prepaid expenses, and other	118,296
Due from affiliates	2,481
Total assets	$ 2,464,982
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 106,087
Due to affiliates and parent	1,909,136
Total liabilities	2,015,223
Commitments and Contingencies (Note 7)	
Stockholder's Equity	
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000
Capital in excess of par value	505,169
Retained earnings	(155,410)
Total stockholder's equity	449,759
Total liabilities and stockholder's equity	$ 2,464,982

See Notes to Financial Statement.

1. Business

Nature of Operations

Franklin Templeton Financial Services Corp. (the "Company", "we", "us", or "our") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the United States Securities and Exchange Commission as a broker-dealer.

We have an agreement with an independent third party broker-dealer whereby the broker-dealer clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis. Accordingly, we do not carry customers' accounts and do not receive, deliver or hold cash or securities in connection with such transactions.

Risks and Uncertainties

During fiscal 2008, the Company and Franklin operated in a period of sustained volatility in the global financial markets resulting from a credit and liquidity crisis in the United States. Although the United States and international governments coordinated efforts to stabilize the financial markets, the economic outlook is uncertain. These market pressures have continued through October and November resulting in a decline in sales, and if such conditions continue, it could result in a reduction in operating results.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, which requires us to estimate certain amounts. Actual amounts may differ from these estimates.

Cash and Cash Equivalents

These include demand deposits with bank and other highly liquid investments, including money market funds (for which an affiliate acts as investment adviser), which are readily convertible into cash. Due to the short-term nature and liquidity of cash and cash equivalents, the carrying amounts of these assets in the Statement of Financial Condition approximated fair value.

Income Taxes

We are included in the consolidated federal and combined California state income tax returns for Franklin. We also file a separate New York state income tax return.

Under an inter-company tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to us using the separate return method except for tax benefits arising from our net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, we do not record in our balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by us. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. We track these net operating loss deferred tax assets in a separate memorandum account and assess them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in our income statement in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, we recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Determination of Fair Value

Substantially all of the Company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" are recorded at fair value or contractual amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

3. New Accounting Standards

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS 162"). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "*The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*". The adoption of SFAS 162 is not expected to have a material impact on our Financial Statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS 159"). SFAS 159 permits entities to irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 provides the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a cumulative effective adjustment to opening retained earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on our Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. FAS 157-1, "*Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*", which amends SFAS 157 to exclude FASB Statement No. 13, "*Accounting for Leases*" ("SFAS 13"), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 from the scope of SFAS 157, and issued FSP No. FAS 157-2, "*Effective Date of FASB Statement No. 157*", which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value on an annual or more frequently occurring basis, until fiscal years beginning after November 15, 2008. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "*Determining the Fair*

Value of a Financial Asset When the Market for That Asset is Not Active", which clarifies the application of SFAS 157 for determining the fair value of a financial asset when the market for that asset is not active. The adoption of SFAS 157 is not expected to have a material impact on our Financial Statements with respect to financial assets and financial liabilities. We continue to evaluate the impact that the adoption of SFAS 157 will have on our Financial Statements with respect to nonfinancial assets and nonfinancial liabilities.

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*" ("FIN 48"), which clarifies the accounting for tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for related interest and penalties. Under FIN 48, a company must determine for each tax position whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. The adoption of FIN 48 on October 1, 2007 did not have an impact to our Financial Statements.

4. Cash and Cash Equivalents

The following is a summary of cash and cash equivalents at September 30, 2008:

	Amount
Cash and cash due from bank	$ 110,151
Money market funds	2,210,000
Total cash and cash equivalents	$ 2,320,151

Included in cash and cash due from bank are deposits with one financial institution totaling $110,151, of which $10,151 represents an exposure to concentration of credit risk as these amounts are in excess of Federal Deposit Insurance Corporation insured limits. We periodically review concentrations and credit exposures from significant counterparties. Money market funds are held with affiliates.

5. Income Taxes

We determine our income tax provision on a separate company basis as if we were the corporate tax payer without consideration of the tax sharing agreement with Franklin. In periods of recognizing tax benefits of net operating losses, we will then apply the tax sharing agreement and adjust to deferred tax assets and liabilities and shareholder's equity, as necessary. See Note 2 – Significant Accounting Policies.

During the year ended September 30, 2008, we recognized a deferred tax expense related to accrued employee benefits of $24,091 which was offset by a valuation allowance release of a similar amount, resulting in no deferred tax expense for the period.

The major components of the net deferred tax liability as of September 30, 2008 were as follows:

	Amount
Deferred taxes	
Net operating loss carry-forwards	$ 121,600
Deferred compensation and employee benefits	10,048
Total deferred tax assets	131,648
Valuation allowance	(128,124)
Deferred tax assets, net of valuation allowance	3,524
Accrued employee benefits	3,524
Total deferred tax liabilities	3,524
Net deferred tax liability	**$ -**

At September 30, 2008, we had approximately $2.3 million in federal net operating loss carry-forwards expiring between 2022 and 2028. The tax impact of those loss carry-forwards is approximately $813,147 and is fully offset by a valuation allowance. We have not realized the federal net operating loss due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years. We maintain memorandum accounting of our federal net operating loss carry-forwards. Of the $2.3 million federal net operating loss carry-forwards, $1.6 million has been utilized from Franklin for memorandum accounting purposes.

At September 30, 2008, we had approximately $2.3 million in New York net operating loss carry-forwards expiring between 2022 and 2028. The tax impact of those loss carry-forwards is approximately $121,600 and is fully offset by a valuation allowance. We have not realized the New York net operating loss due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

6. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2008, the Company did not have any liabilities subordinated to claims of general creditors.

7. Commitment and Contingencies

Transactions with Customers

As part of its agreement with the Company, the clearing broker extends credit to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of September 30, 2008, and for the year then ended, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Off-Balance Sheet Financial Contingency
The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities; the clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitment wherein clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Legal Proceedings
From time to time, the Company may be named as a defendant in litigation related to claims arising in the normal course of business. To the best of our knowledge, the Company was not named in any such litigation during the year ended September 30, 2008, and is not now named in any such litigation.

8. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries and also an Amended and Restated Annual Incentive Plan and other incentive programs covering certain employees of Franklin and its U.S. subsidiaries.

9. Related Party Transactions

We periodically enter into transactions during the ordinary course of business with affiliates, which are reflected through inter-company accounts. Amounts due to, due from parent and affiliates relate to these transactions.

Franklin has agreed to continue to provide the financial support necessary to finance our operations.

10. Net Capital Requirement

We are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, we are required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness, or $50,000. In addition, we are required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2008, we had net capital of $362,576, which was $228,228 in excess of its required net capital of $134,348. Our ratio of aggregate indebtedness to net capital was 5.56 to 1.

END